UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number: 333-221899

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our final prospectus and the supplement on Form 424B filed with the Securities and Exchange Commission on October 3, 2018 (the “Registration Statement”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” “our,” or “SXTC” refers to China SXT Pharmaceuticals, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Taizhou Suxuantang Biotechnology Co., Ltd.

RECENT DEVELOPMENT

Initial Public Offering

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share. On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share in a second closing. The total gross proceeds from the initial public offering is approximately $10.2 million before underwriting commissions and offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Metrics for the period from April 1, 2018 to September 30, 2018.

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Six Months Ended September 30		Change
	2018	2017	Amount	%

Revenues	$3,917,707	3,889,851	27,856	1
Cost of revenue	(1,239,023)	(2,231,839)	992,816	(44)

Gross Profit	2,678,684	1,658,012	1,020,672	62

Operating expenses
Selling expenses	(838,217)	(217,518)	(620,699)	285
General and administrative expenses	(513,532)	(393,853)	(119,679)	30

Total operating expenses	(1,351,749)	(611,371)	(740,378)	121

Income from operations	1,326,935	1,046,641	280,294	27

Other income, net
Interest expense, net	1,501	(300)	1,801	(600)
Other income, net	(984)	3,399	(4,383)	(129)

Total other expenses, net	517	3,099	(2,582)	(83)

Income before income taxes	1,327,452	1,049,740	277,712	26
Income tax expense	(332,406)	(262,435)	(69,971)	27

Net Income	$995,046	787,305	207,741	26

Revenues

We generated revenues primarily from manufacture and sales of three types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP and Regular TCMP.

  The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Six Months Ended September 30,		Change
	2018	2017	Amount	%

Regular TCMP	$1,617,973	2,691,603	$(1,073,630)	(40)

Fine TCMP	175,146	219,727	(44,581)	(20)

Advanced TCMP	2,124,588	978,521	1,146,067	117

	$3,917,707	$3,889,851	$27,856	1

Regular TCMP

We currently manufacture 426 regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

The sales of regular TCMP accounted for 41% and 69% of revenue recognized during the six months ended September 30, 2018 and 2017, respectively. The revenue of regular TCMP decreased by 40% mainly because we sold $1.27 million regular TCMP to one customer with one-off big order for the period ended September 30, 2017, while $0.1 million in the same period of 2018.

Fine TCMP

We currently produce over 20 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

The sales of fine TCMP accounted for 4% and 6% of revenue recognized during the six months ended September 30, 2018 and 2017. The small share of fine TCMP is mainly limited to its rareness of ingredients and higher selling prices. In order to promote market acceptance of high-priced TCMP, the Company lowered its selling price, however the sales volume did not pick up accordingly, resulting in the decreased sales of fine TCMP by 20% from the six months ended September 30, 2017 to the same period of 2018.

Advanced TCMP

Advanced TCMP is comprised of seven Directly Oral TCMP products (the “Directly-Oral-TCMP”) and six After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

The sales of advanced TCMP accounted for 54% and 25% of revenue recognized during the six months ended September 30, 2018 and 2017, respectively. As compared with the six months ended September 30, 2017, our sales of advanced TCMP increased by $1,146,067, or 117% for the six months ended, September 30, 2018. This is primarily attributable to sales volume increase by 52% as our clients identify great advantages of advanced TCMP.

Cost of revenue

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenue decreased by $992,816, or 44%, from $2,231,839 for the six months ended September 30, 2017 to $1,239,023 for the six months ended September 30, 2018. The decrease of cost of revenue was primarily because the Company sold more advanced TCMP during the six months period ended September 30, 2018 as advanced TCMP’s gross margin is much higher than regular TCMP.

Purchase price of our key raw materials fell by around 30%, and the saving of labor costs as our workers become more skillful as well.

Selling expenses

Selling expenses primarily consisted of transportation, sales staff payroll, welfare expenses, travelling expenses, advertisement and promotion expenses, and distribution expenses. The selling expenses increase from $217,518 for the six months ended September 30, 2017 to $838,217 for the six months ended September 30, 2018, representing an increase of $620,699, or 285%. The increase was mainly combined effects of an increase of $225,470 in distribution expenses as our new clients are more remote, an increase of $343,531 in advertisement and promotion expenses.

General and administrative expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. The general and administrative expenses increased from $393,853 for the six months ended September 30, 2017 to $513,532 for the six months ended September 30, 2018, representing an increase of $119,679, or 30%. The increase was combined effects of an increase of $65,741 in research and development expense and an increase of $41,909 expenses in intermediate service charge.

Income tax expense

Income tax expense represented current income tax expense derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the six months ended September 30, 2017, the income tax expense for the six months ended September 30, 2018 increased by $69,971, or 27%, which is in accordance with the increase of operating income.

Net income

As a result of the foregoing, net income for the six months ended September 30, 2018 was $995,046 representing an increase of $207,741, or 26 % from net income of $787,305 for the six months ended September 30, 2017.

Liquidity and Capital Resources

As of September 30, 2018 and March 31, 2018, we had $217,009 and $560,252 in cash, respectively.

Net cash used by operations for the six months ended September 30. 2018 was $235,130 and net cash used by operations for the six months ended September 30, 2017 was $547,521 for the six months ended September 30, 2017.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside the PRC in the foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

 We do not have any off-balance sheet arrangements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$, except for number of shares data)

	For the Six Months Ended September 30
	As of September 30, 2018 (Unaudited)	As of March 31, 2018

ASSETS
Current Assets
Cash and cash equivalents	$217,009	$560,252
Restricted cash	182,203	97,515
Accounts receivable	3,889,587	2,602,597
Notes receivable	93,341	303,379
Inventories	1,072,391	1,266,880
Advance to suppliers	322,420	227,204
Amounts due from related parties	-	133,757
Deferred cost	46,508	-
Prepayments, receivables and other assets	725,277	910,606

Total Current Assets	6,502,228	6,102,190

Property, plant and equipment, net	777,662	862,453
Construction in progress	572,811	626,404
Intangible assets, net	52,077	60,673
Deferred tax assets, net	-	6,174
Total Non-current Assets	1,449,058	1,555,704

Total Assets	$7,951,286	$7,657,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	192,611	385,121
Accounts payable	1,996,336	2,407,359
Advances from customers	117,992	292,947
Amounts due to related parties	205,452	-
Accrued expenses and other current liabilities	314,371	416,226
Income tax payable	1,164,777	870,466

Total Current Liabilities	3,991,539	4,372,119

Commitments and Contingencies		-

Shareholders' Equity
Common stocks (par value $0.001 per share, unlimited shares authorized; 20,000,000 and 20,000,000 shares issued and outstanding at September 30,2018 and March 31 2018 respectively*)	20,000	20,000
Additional paid-in capital	1,463,757	1,463,757
Retained earnings	2,539,691	1,544,645
Accumulated other comprehensive income	(63,701)	257,373

Total Shareholders’ Equity	3,959,747	3,285,775

Total Liabilities and Shareholders’ Equity	$7,951,286	$7,657,894

 CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$, except for number of shares data)

	For the six months ended September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Revenues	$3,917,707	$3,889,851
Revenues generated from third parties	3,812,564	2,619,886
Revenue generated from related parties	105,143	1,269,965
Cost of revenue	(1,239,023)	(2,231,839)

Gross profit	2,678,684	1,658,012

Operating expenses
Selling expenses	(838,217)	(217,518)
General and administrative expenses	(513,532)	(393,853)

Total operating expenses	(1,351,749)	(611,371)

Income from operations	1,326,935	1,046,641

Other expenses, net
Interest expense, net	1,501	(300)
Other income, net	(984)	3,399

Total other expenses, net	517	3,099

Income before income taxes	1,327,452	1,049,740
Income tax expense	(332,406)	(262,435)

Net Income	995,046	787,305

Other comprehensive loss
Foreign currency translation adjustment	321,074	2,333

Comprehensive Income	$1,316,120	$789,638

Weighted average number of common shares
Basic	20,000,000	20,000,000
Diluted	20,000,000	20,000,000

Earnings per share
Basic	0.050	0.039
Diluted	0.050	0.039

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

Exhibits

99.1	Press Release, dated March 28, 2019.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICALS, INC.

Date: March 28, 2019	By:	/s/Feng Zhou
Feng Zhou
Chief Executive Officer